P.E. 2/1/02

02016017

SEC RECD [stamp] 3 19 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February.19, 2002

By /S/ S.J. Cheng
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number		Page
1.1	Amended Bye-Laws	4
1.2	Revised Description of Common Shares	64

Exhibit 1.

BYE-LAWS

OF

ChipMOS TECHNOLOGIES (Bermuda) LTD.

I HEREBY CERTIFY that the within written Bye-Laws are a true copy of the Bye-Laws of **ChipMOS TECHNOLOGIES (Bermuda) LTD.** (the "Company") as adopted by a written resolution of the sole shareholder of the Company on the 12th day of January 2001, and amended at a general meeting of the shareholders of the Company held on the 14th day of December 2001.

Director

Prepared by
Messrs Appleby Spurling & Kempe
Cedar House
41 Cedar Avenue
Hamilton, Bermuda

INDEX

BYE-LAW	SUBJECT	PAGE
1	Interpretation	1 - 3
2	Registered Office	3
3,4	Share Rights	4
5,6	Modification of Rights	5
7-9	Shares	5 - 6
10-12	Certificates	6 - 7
13-15	Lien	7 - 8
16-21	Calls on Shares	8 - 9
22-28	Forfeiture of Shares	9 - 11
29-29A	Register of Shareholders	11 - 12
30	Register of Directors and Officers	12
31-34	Transfer of Shares	12 - 14
35-38	Transmission of Shares	15 - 16
39-41	Increase of Capital	16 - 17
42,43	Alteration of Capital	17 - 18
44,45	Reduction of Capital	18
46	General Meetings and Written Resolutions	18 - 21
47,48	Notice of General Meetings	21-22
49-55	Proceedings at General Meetings	22 - 24
56-67	Voting	24 - 27
68-73	Proxies and Corporate Representatives	27 - 29
74-76	Appointment and Removal of Directors	30 - 32

BYE-LAW	SUBJECT	PAGE
77	Resignation and Disqualification of Directors	32
78-80	Alternate Directors	33 - 34
81	Directors' Fees and Additional Remuneration and Expenses	34
82	Directors' Interests	34 - 36
83-87	Powers and Duties of the Board	36 - 37
88-90	Delegation of the Board's Powers	38
91-99	Proceedings of the Board	39 - 41
100	Officers	41 - 42
101	Minutes	42
102,103	Secretary and Resident Representative	43
104	The Seal	43 - 44
105-111	Dividends and Other Payments	44 - 46
112	Reserves	47
113,114	Capitalization of Profits	47 - 48
115	Record Dates	48
116-118	Accounting Records	49
119	Audit	49
120-122	Service of Notices and Other Documents	50 - 52
123	Winding Up	52
124-128	Indemnity	53 - 55
129	Extraordinary Transactions	55
130	Continuation	55 - 56
131	Alteration of Bye-Laws	56

BYE-LAWS

of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

INTERPRETATION

1. (1) In these Bye-Laws unless the context otherwise requires -

"Bermuda" means the Islands of Bermuda;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"Company" means the company incorporated in Bermuda under the name of ChipMOS TECHNOLOGIES (Bermuda) LTD. on 1st August, 2000;

"Director" means a director of the Company;

"Officer" means a person appointed by the Board pursuant to Bye-Law 100 of these Bye-Laws and shall not include an auditor of the Company;

"paid up" means paid up or credited as paid up;

[1]**"Principal Register"** means the register of shareholders of the Company maintained in Bermuda;

[2]**"Register"** means the Principal Register and any branch register to be kept pursuant to the provisions of the Companies Act;

"Registered Office" means the registered office for the time being of the Company;

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[1] New definition inserted on 14 Dec 2001

[2] Definition amended on 14 Dec 2001

[3]**"Registration Office"** means in respect of any class of share capital, such place or places in the Relevant Territory or elsewhere where the Directors from time to time determine to keep a branch register of shareholders in respect of that class of share capital and where (except in the case where the Directors otherwise agree) transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered;

[4]**"Relevant Territory"** means such territory as the Directors may from time to time decide if the issued share capital of the Company is listed on a stock exchange in such territory;

"Resident Representative" means the individual (or, if permitted in accordance with the Companies Acts, the company) appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

"Resolution" means a resolution of the Shareholders or, where required, of a separate class or separate classes of Shareholders, adopted either in general meeting or by written resolution, in accordance with the provisions of these Bye-Laws;

"Seal" means the common seal of the Company and includes any duplicate thereof;

"Secretary" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary of the Company;

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3 New definition inserted on 14 Dec 2001

4 New definition inserted on 14 Dec 2001

[5]**"Securities Seal"** means a seal for use for sealing certificates for shares or other securities issued by the Company which is a facsimile of the Seal of the Company with the addition on its face of the words "Securities Seal";

"Shareholder" means a shareholder or member of the Company;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

(2) For the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

(3) Words importing only the singular number include the plural number and vice versa;

(4) Words importing only the masculine gender include the feminine and neuter genders respectively;

(5) Words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

(6) Reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

(7) Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

[5] New definition inserted on 14 Dec 2001

SHARE RIGHTS

3. Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

4. (1) Subject to the Companies Acts, any preference shares may, with the sanction of a resolution of the Board, be issued on terms:

(a) that they are to be redeemed on the happening of a specified event or on a given date; and/or,

(b) that they are liable to be redeemed at the option of the Company; and/or,

(c) if authorised by the memorandum/incorporating act of the Company, that they are liable to be redeemed at the option of the holder.

The terms and manner of redemption shall be provided for in such resolution of the Board and shall be attached to but shall not form part of these Bye-Laws.

(2) The Board may, at its discretion and without the sanction of a Resolution authorise the purchase by the Company of its own shares upon such terms as the Board may in its discretion determine PROVIDED ALWAYS that such purchase is effected in accordance with the provisions of the Companies Acts.

MODIFICATION OF RIGHTS

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a Resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

7. Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital)

shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

8. The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

12. All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15. The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

16. The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

17. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

20. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

22. If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

26. A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person

upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

27. A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28. An affidavit in writing that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

29. The Secretary shall establish and maintain the Register at the Registered Office in the manner prescribed by the Companies Acts. Unless the Board otherwise

determines, the Register shall be open to inspection in the manner prescribed by the Companies Acts between 10.00 a.m. and 12.00 noon on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 9.

[6]29A. Subject to the provisions of the Companies Acts, if the Board considers it necessary or appropriate, the Company may establish and maintain a local or branch register at such location outside Bermuda as the Board thinks fit and, while the issued share capital of the Company is, with the consent of the Board, listed on any stock exchange in any place outside Bermuda, the Company shall keep a branch register in the place where the Company's shares are listed.

REGISTER OF DIRECTORS AND OFFICERS

30. The Secretary shall establish and maintain a register of the Directors and Officers as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

31. Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

32. The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:-

(1) the instrument of transfer is duly stamped (if required by law) and lodged with the Company, accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(2) the instrument of transfer is in respect of only one class of share; and

(3) where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law and Bye-Laws 31 and 33.

33. If the Board declines to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

[7]33A (1) The Board may, in its absolute discretion, at any time and from time to time transfer any share upon the Principal Register to any branch

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[6] New Bye-Law 29A inserted on 14 Dec 2001

[7] New Bye-Law 33A inserted on 14 Dec 2001

register or any share on any branch register to the Principal Register or any other branch register.

(2) Unless the Board otherwise agree (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold) no shares on the Principal Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Principal Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Principal Register, at the transfer office where the Principal Register is kept. Unless the Board otherwise agrees, all transfers and other documents of title shall be lodged for registration with, and registered at, the relevant Registration Office.

(3) Notwithstanding anything contained in this Bye-Law, the Company shall as soon as practicable and on a regular basis record in the Principal Register all transfers of shares effected on any branch register and shall at all times maintain the Principal Register in all respects in accordance with the Companies Act.

34. Subject to the Companies Acts, the Company may charge such reasonable fee as may be determined by the Board from time to time for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument

relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

TRANSMISSION OF SHARES

35. In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

36. Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the

transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

37. A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

38. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 35, 36 and 37.

INCREASE OF CAPITAL

39. The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.

40. The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

41. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

42. The Company may from time to time by Resolution:-

(1) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(2) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(3) sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(4) make provision for the issue and allotment of shares which do not carry any voting rights;

(5) cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(6) change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

43. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

44. Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner.

45. In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND WRITTEN RESOLUTIONS

46. (1) The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

[8](2) (A) Subject to the Companies Acts, at any Annual General Meeting or Special General Meeting of Shareholders, any proposals by Shareholders whether in relation to the nomination for election of Directors or otherwise ("Proposals") shall be considered only if advance notice thereof has been timely given as provided herein and such Proposals or nominations are otherwise proper for consideration under the Companies Acts and these Bye-Laws. Notice of any Proposal to be presented by any Shareholder at any general meeting of Shareholders shall be delivered to the Secretary of the Company at its principal place of business not less than 75 nor more than 90 days prior to the date of the general meeting; provided, however, that if the date of the general meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the general meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Public notice shall be deemed to have been given more than 85 days in advance of an Annual General Meeting if the Company shall have previously disclosed, in these Bye-laws or otherwise,

that the Annual General Meeting in each year is to be held on a determinable date, unless and until the Board determines to hold the Annual General Meeting on a different date.

(B) Any Shareholder who gives notice of any such Proposal shall deliver therewith the text of the Proposal to be presented and a brief written statement of the reasons why such Shareholder favors the Proposal and setting forth such Shareholder's name and address, the number and class of all shares of each class of shares of the Company registered in the name of as well as beneficially owned by such Shareholder and any material interest of such Shareholder in the Proposal (other than as a Shareholder). Any Shareholder who gives notice of a Proposal to nominate any person for election as a Director shall also deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number and class of all shares registered in the name of as well as beneficially owned by such person, such person's signed consent to serve as a Director if elected,

(C) The chairman of the general meeting, in addition to making any other determinations that may be appropriate to the conduct of the general meeting, shall determine whether such notice has been duly given and shall direct that Proposals and nominees not be considered if such notice has not been given. The decision of the chairman on such matters shall be final and conclusive.

(D) PROVIDED THAT, this Bye-Law 46(2) shall not apply to any Proposal which is within the scope of Sections 79 and 80 of the

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[8] New Bye-Law 46(2) amended on 12 Jan 2001 and 14 Dec 2001

Companies Act 1981 of Bermuda (as amended from time to time).

NOTICE OF GENERAL MEETINGS

47. An Annual General Meeting shall be called by not less than 5 days notice in writing and a Special General Meeting shall be called by not less than 5 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-Laws 120 and 121 to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to any Director or Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(1) in the case of a meeting called as an Annual General Meeting, by all the Shareholders entitled to attend and vote thereat;

(2) in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to

send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

49. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Shareholders present in person or by proxy and [9]holding shares representing at least fifty percent (50%) of the total voting rights of all the Shareholders having the right to vote at such meeting and entitled to vote shall be a quorum for all purposes; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

50. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy and holding shares representing at least [10]thirty-three and one-third percent (331/3%) of the total voting rights of all of the Shareholders having the right to vote at such meeting shall be a quorum provided that if the Company or a class of

[9] Bye-Law 49 amended on 12 Jan 2001

[10] Bye-Law 50 amended on 12 Jan 2001 and 14 Dec 2001

Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than 5 days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy holding shares representing at least [11]33 1/3% of the total voting rights of all of the Shareholders having the right to vote at such meeting shall be a quorum.

51. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic, [12]internet (to the extent expressly permitted by the Companies Acts) or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

52. Each Director upon giving the notice referred to in Bye-Law 47 above, and the Resident Representative, if any, shall be entitled to attend and speak at any general meeting of the Company.

53. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors

[11] Bye-Law 50 amended on 14 Dec 2001

[12] Bye-Law 51 amended on 12 Jan 2001

present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

54. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

55. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

56. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

57. At any general meeting, a Resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

(1) the chairman of the meeting; or

(2) at least three Shareholders present in person or represented by proxy; or

(3) any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(4) a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

The demand for a poll may be withdrawn by the person or any of the persons making it at any time prior to the declaration of the result. Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a Resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such Resolution.

58. If a poll is duly demanded, the result of the poll shall be deemed to be the Resolution of the meeting at which the poll is demanded.

59. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

60. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

[13]61. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every Shareholder who is present in person or by a duly authorised corporate representative or by a duly appointed proxy, shall have one vote, and on a poll, every Shareholder present in person or by a duly authorised corporate representative or by a duly appointed proxy, shall have one vote for every share of which he is the holder which is fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or installments shall be treated for the purposes of this Bye-Law as paid up on the share).

62. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

63. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall [14]be entitled to have a second or casting vote .

64. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes

[13] New Bye-Law 61 adopted on 14 Dec 2001

[14] Bye-Law 63 amended on 14 Dec 2001

of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

65. A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, *curator bonis* or other person in the nature of a receiver, committee or *curator bonis* appointed by such Court and such receiver, committee, *curator bonis* or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

66. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

67. If:

(1) any objection shall be raised to the qualification of any voter; or,

(2) any votes have been counted which ought not to have been counted or which might have been rejected; or,

(3) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any Resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any Resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

68. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

69. Any Shareholder may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof or, Resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

70. Subject to Bye-Law 69, the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written Resolution, in any document sent therewith) prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to

vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a written Resolution, prior to the effective date of the written Resolution and in default the instrument of proxy shall not be treated as valid.

71. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any written Resolution forms of instruments of proxy for use at that meeting or in connection with that written Resolution. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a written Resolution or amendment of a Resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any written Resolution at which the instrument of proxy is used.

73. Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the

right of any person to attend and vote on behalf of any Shareholder at general meetings or to sign written Resolutions.

APPOINTMENT AND REMOVAL OF DIRECTORS

74. The number of Directors shall be such number not less than [15]three (3) nor more than eight (8) as determined by the Board of Directors. Commencing from the 12th day of January 2001, the Directors shall be divided into three classes, as nearly equal in number as reasonably possible, as determined by the Board , with the initial term of office of the first class of such Directors to expire at the first Annual General Meeting thereafter, the initial term of office of the second class of such Directors to expire at the second Annual General Meeting thereafter and the initial term of office of the third class of such Directors to expire at the third Annual General Meeting thereafter, with each class of Directors to hold office until they are re-elected or their successors have been duly elected and qualified. At each Annual General Meeting following such initial classification and election, Directors elected to succeed the Directors whose terms expire at such Annual General Meeting shall be elected to hold office for a term expiring at the Annual General Meeting in the third year following the year of their election and until they are re-elected or their successors have been duly elected and qualified. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of Directors in each class as nearly equal as reasonably possible, but

[15] Bye-Law 74 amended on 12 Jan 2001 and 14 Dec 2001

no decrease in the number of Directors may shorten the term of any incumbent Director. No Director may be removed except for cause.

In the event that the holders of any class or series of shares of the Company shall be entitled, voting separately as a class, to elect any Directors , then the number of Directors that may be elected by such holders shall be in addition to the number fixed pursuant to this Bye-Law and, except as otherwise expressly provided in the terms of such class or series, the terms of the Directors elected by such holders shall expire at the Annual General Meeting next succeeding their election without regard to the classification of the remaining Directors.

This Bye-Law 74 may not be amended, modified or repealed except by the affirmative vote of the Shareholders holding shares representing at least [16]sixty percent (60%) of the total voting rights of all the Shareholders having the right to vote at such general meeting.

[17]75. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy or appoint additional Directors up to the maximum number of Directors determined by the Company. Where:

(a) the casual vacancy arises as a result of the vacation of office of an existing Director ("outgoing Director"), the term of office for such Director ("incoming Director") shall be the remaining term of the outgoing Director; or

[16] Bye-Law 74 amended on 14 Dec 2001
[17] Bye-Law 75 amended on 14 Dec 2001

(b) in respect of addition(s) to the Board, the term of office for any such incoming Director shall be until the next Annual General Meeting where he shall be eligible for re-election and subject to rotation in accordance with Bye-Law 74.

76. The Company may in a Special General Meeting called for that purpose remove a Director, [18]but only for cause, provided notice of any such meeting shall be served upon the Director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the meeting by the election of another Director in his place or, in the absence of any such election, by the Board.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

77. The office of a Director shall be vacated upon the happening of any of the following events:

(1) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

(2) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

(3) if he becomes bankrupt under the laws of any country or compounds with his creditors;

(4) if he is prohibited by law from being a Director; or

(5) if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-Laws.

ALTERNATE DIRECTORS

78. A Director may appoint and remove his own Alternate Director. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may be removed by resolution of the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

79. An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

80. Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director).

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[18] Bye-Law 76 amended on 12 Jan 2001

The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

81. The amount, if any, of Directors' fees shall from time to time be determined by the Company by Resolution and in the absence of a determination to the contrary such fees shall be deemed to accrue from day to day. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

DIRECTORS' INTERESTS

82. (1) A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether

by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(2) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(3) Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(4) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such

transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(5) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE BOARD

83. Subject to the provisions of the Companies Acts and these Bye-Laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

84. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

85. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

86. The Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.

87. The Board may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

DELEGATION OF THE BOARD'S POWERS

88. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

89. The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 90, other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

90. The Board may delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the

proceedings of a committee with two or more members shall be, as far as is practicable, governed by the Bye-Laws regulating the proceedings of the Board.

PROCEEDINGS OF THE BOARD

91. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes [19]the chairman of the meeting shall be entitled to a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

92. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

93. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two individuals. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(2) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

(3) The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice, to the Registered Office, be entitled to receive notice of, attend and be heard at, and to receive minutes of all meetings of the Board.

94. So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

95. The Chairman (or President) or, in his absence, the Deputy Chairman (or Vice-President), shall preside as chairman at every meeting of the Board. If at any meeting the Chairman or Deputy Chairman (or the President or Vice-President) is not present within five minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

96. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for

[19] Bye-Law 91 amended on 14 Dec 2001

regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

97. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

98. A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic, [20]internet (to the extent expressly permitted by the Companies Acts) or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

99. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

OFFICERS

100. The Officers shall include a President and a Vice-President or a Chairman and a Deputy Chairman who shall be Directors and shall be elected by the Board as soon as possible after the statutory meeting and each Annual General Meeting. In addition, the Board may appoint any person whether or not he is a Director to hold such office as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers shall be such (if any) as are determined from time to time by the Board.

MINUTES

101. The Board shall cause minutes to be made and books kept for the purpose of recording:-

(1) all appointments of Officers made by the Board;

(2) the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee;

(3) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders; and

(4) of all proceedings of its managers (if any).

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[20] Bye-Law 98 amended on 12 Jan 2001

Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 118 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

102. The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

103. A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

104. (1) The Seal shall consist of a circular metal device with the name of the Company around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Company, and the country and year of incorporation type written across the centre thereof.

(2) The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by either two Directors, or by the Secretary

and one Director, or by the Secretary or by any one person whether or not a Director or Officer, who has been authorised either generally or specifically to affirm the use of a Seal; provided that the Secretary or a Director may affix a Seal over his signature alone to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication

[21](3) The Company may have a Securities Seal for use for sealing certificates for shares or other securities issued by the Company. Subject to such other provision as may be determined by way of resolutions passed by the Board from time to time, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such Securities Seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid.

DIVIDENDS AND OTHER PAYMENTS

105. The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 113, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any

shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

106. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(1) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;

(2) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

107. The Board may deduct from any dividend, distribution or other moneys payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

108. No dividend, distribution or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

109. Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as

[21] New Bye-Law 104(3) inserted on 14 Dec 2001

appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

110. Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

111. The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board provided that such dividend or

distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

RESERVES

112. The Board may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

113. The Board may, from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be

issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

114. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

115. Notwithstanding any other provisions of these Bye-Laws, [22]the Board may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of [23]and/or attend and vote at general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.

[22] Bye-Law 115 amended on 14 Dec 2001

[23] Bye-Law 115 amended on 14 Dec 2001

ACCOUNTING RECORDS

116. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.

117. The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors: PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period. No Shareholder (other than an Officer) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

118. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

119. Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such

requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

[24]120. Any notice or other document to be given or issued under these Bye-Laws shall be in writing, (including a share certificate) may be served by the Company on or delivered to any Shareholder either personally or by sending it through the post in a pre-paid envelope or wrapper addressed to such Shareholder at his registered address as appearing in the Register or by delivering it to or leaving it at such registered address as aforesaid or by fax, email or other mode of representing or reproducing words in a legible and non-transitory form (to the extent expressly permitted by the Companies Act) at any other address, including email address, given by such Shareholder to the Company for this purpose or (in the case of a notice) by advertisement in the newspaper. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders. Any Shareholder whose registered address is outside the Relevant Territory may notify the Company in writing of an address in the Relevant Territory which for the purpose of service of notice shall be deemed to be his registered address. Where the registered address of the Shareholder is outside the Relevant Territory, notice, if given through the post, shall be sent by prepaid airmail letter.

121. Any notice of a general meeting of the Company shall be deemed to be duly given to a Shareholder, or other person entitled to it, if it is sent to him by cable,

[24] Bye-Law 120 amended on 14 Dec 2001

telex, [25]email (to the extent expressly permitted by the Companies Acts), telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address, including email address, given by him to the Company for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

122. Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

WINDING UP

123. If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of

[25] Bye-Law 121 amended on 12 Jan 2001

Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

124. Subject to the proviso below, every Director, Officer and member of a committee constituted under Bye-Law 90 and any Resident Representative shall be indemnified out of the funds of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, Officer, committee member or Resident Representative and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, Officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts. [26]No amendment, modification or repeal of this Bye-Law 124 shall adversely affect any right or protection of a Director, officer or member of committee that exists at the time of such amendment, modification or repeal.

125. Every Director, Officer, member of a committee duly constituted under Bye-Law 90 or Resident Representative of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director,

Officer, committee member or Resident Representative in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court. [27]No amendment, modification or repeal of this Bye-Law 125 shall adversely affect any right or protection of a Director, officer or member of committee that exists at the time of such amendment, modification or repeal.

126. To the extent that any Director, Officer, member of a committee duly constituted under Bye-Law 90 or Resident Representative is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

127. Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Director, Officer, or member of a committee duly constituted under Bye-Law 90 on account of any action taken by such Director, Officer, or member of a committee or the failure of such Director, Officer, or member of a committee to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Director, Officer, or member of a committee duly constituted under Bye-Law 90 or to recover any gain, personal profit or advantage to which such Director, Officer, or member of a committee duly constituted under Bye-Law 90 is not legally entitled.

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[26] Bye-Law 124 amended on 12 Jan 2001
[27] Bye-Law 125 amended on 12 Jan 2001

128. Subject to the Companies Acts, expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Bye-Laws 124 and 125 shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified pursuant to Bye-Laws 124 and 125.

Each Shareholder of the Company, by virtue of its acquisition and continued holding of a share, shall be deemed to have acknowledged and agreed that the advances of funds may be made by the Company as aforesaid, and when made by the Company under this Bye-Law 128 are made to meet expenditures incurred for the purpose of enabling such Director, Officer, or member of a committee duly constituted under Bye-Law 90 to properly perform his or her duties as an officer of the Company.

EXTRAORDINARY TRANSACTIONS

[28]129. Subject to the Companies Acts and these Bye-Laws, any resolution proposed for consideration at any general meeting to approve (i) the merger, amalgamation or any other consolidation of the Company with any other company, wherever incorporated; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the consolidated assets of the Company; and (iii) the adoption of any plan or proposal for the liquidation of the Company shall require the approval of Shareholders holding shares representing at least seventy percent (70%) of the total voting rights of all the Shareholders having the right to vote at such meeting and the quorum for such meeting shall be that required in Bye-Law

49 and a poll may be demanded in respect of such resolution in accordance with the provisions of Bye-Law 57.

CONTINUATION

130. Subject to the Companies Acts, the Board may approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda. The Board, having resolved to approve the discontinuation of the Company, may further resolve not to proceed with any application to discontinue the Company in Bermuda or may vary such application as it sees fit.

ALTERATION OF BYE-LAWS

131. These Bye-Laws may be amended from time to time in the manner provided for in the Companies Acts.

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[28] Bye-Law 129 amended on 12 Jan 2001

Exhibit 1.

Description of Share Capital

Our authorized share capital consists of 100 million common shares, par value $0.01 per share.

Common Shares

Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time-to-time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to the Company.

Voting Rights

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, and except for extraordinary resolutions, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70% of the total voting rights of all the shareholders having the right to vote at such meeting:

- a resolution for the merger, amalgamation or other consolidation of us into any other company;
- a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially of our consolidated assets; or
- a resolution for the adoption of any plan or proposal for the liquidation of the Company.

Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed pro rata in specie or in kind among the holders of our common shares.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up-capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up-capital of the Company carrying the right to vote at that meeting..

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that at least two shareholders present in person or by proxy and holding shares representing at least 50% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum. Our bye-laws further provide that, in respect of a general meeting called by our directors and adjourned for want of quorum, at least two shareholders present in person or by proxy holding shares representing 33 of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which unless agreed by all shareholders, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, U.S.A.. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or Removal of Directors

Under Bermuda law and our bye-laws, directors are elected or appointed at an annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed for cause or resign or otherwise cease to be a director under Bermuda law or our bye-laws.

A director may be removed for cause at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any election by the shareholders, by the board of directors.

Board Actions

Our bye-laws provide that the quorum necessary for the transaction of business is two directors of the Board, and that questions arising at a properly convened meeting of the Board of Directors must be approved by a majority of the votes present and entitled to be cast. In the case of an equality of votes, the chairman of the meeting is entitled to a second or casting vote.

The Board of Directors may appoint any of our directors to act as a managing director or other senior executive of the Company, on such terms and conditions as it may determine, including with respect to remuneration.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Our bye-laws, other than the bye-laws separating our board of directors into three classes, may be amended by the Board of Directors if the amendment is approved by a majority of votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to our bye-laws separating a board of directors into three classes must be approved by our board of directors and by shareholde

rs of shares representing at least 60% of our outstanding shares.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his or her shares may apply to the Bermuda Court to appraise the fair value of his or her shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold his consent at his discretion.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Certain Foreign Issuer Considerations

The following discussion is based on the advice of Appleby Spurling & Kempe, our Bermuda counsel.

The Bermuda Monetary Authority, or BMA, has designated us as non-resident for exchange control purposes. The BMA has also granted its consent under the Exchange Control Act 1972 and regulations promulgated thereunder for the issue or transfer to non-residents of Bermuda for exchange control purposes of our common shares, subject to the common shares remaining quoted on Nasdaq National Market.

Share Issuance and Transfers by Non-Bermuda and Bermuda Residents

Under Bermuda law, there are no limitations on the rights of non-Bermuda residents to hold or vote their shares of Bermuda companies. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares other than in respect of local Bermuda currency.

Under Bermuda law, we are an exempted company. An exempted company is exempted from the provisions of Bermuda law which stipulate that at least 60% of the equity must be beneficially owned by Bermuda persons. Persons regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 to acquire securities issued by us. The Exchange Control Act 1972 permits companies to adopt bye-law provisions relating to the transfer of securities. None of Bermuda law, our memorandum of association or our bye-laws impose limitations on the right of foreign nationals or nonresidents of Bermuda to hold our shares or vote such shares.

As an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Bermuda Minister of Finance; or (3) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Bermuda Minster of Finance. In addition, present BMA policy permits no more than 20% of the share capital of an exempted company to be held by Bermuda persons.

The Bermuda government actively encourages foreign investment in exempted entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us without limitation.

Director's Interests

Under the Bermuda Companies Act 1981, a director of a company may, notwithstanding his office, be a party to or otherwise interested in any transaction or arrangement with the company or in which the company is otherwise interested. He or she may also be a director or officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the same company or an interested company. Therefore, where it is necessary, so long as a director of a Bermuda company declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the Bermuda Companies Act 1981, that director shall not by reason of his or her office be accountable to a company for any benefit which he or she derives from any office or employment to which the bye-laws of the company allow him or her to be appointed or from any transaction or arrangement in which the bye-laws of such company allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. A general notice to the directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.